[redacted]

13013868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue , Suite 1610
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Stern 212-832-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/19/13

OATH OR AFFIRMATION

I, Lawrence Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA HARGIS, ESQ.
NOTARY PUBLIC-STATE OF NEW YORK
No. 02HA6175308
Qualified In New York County
My Commission Expires 12/13/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
Stern Capital LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Stern Capital LLC and Subsidiary as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, New York
February 25, 2013

STERN CAPITAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 72,862
Fees receivable	50,329
Prepaid expenses and other assets	15,681
Total Assets	$ 138,872

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 72,848
Member's equity	66,024
Total Liabilities and Member's Equity	$ 138,872

The accompanying notes are an integral part of this consolidated financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company and continues until such time it is terminated. The member's liability is limited. The Company earns commissions and fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts and the rendering of consulting services.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Stern Capital LTD. All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts with foreign investors.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

The Company recognizes fee income and related expenses when services provided are substantially completed.

b) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company and subsidiary consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Concentration of Credit Risk

The Company and subsidiary maintain cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company and subsidiary have not experienced any losses in such accounts and believe it is not exposed to any credit risk.

During the year ended December 31, 2012, the Company earned approximately 79% of its fee income from four clients and approximately 27% of the fees receivable were due from three clients at December 31, 2012.

e) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $23,896, which was $18,896 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.05 to 1.

4. RELATED PARTY

The Company entered into an agreement with an affiliate related through common ownership for administrative expenses. The amount of $51,506 has been charged to the financial statements for the year ended December 31, 2012. As of December 31, 2012, the Company owed the affiliate $17,392.

5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.